FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                           For the month of May 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F    X                       Form 40-F
                         -----                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

              Yes                                  No    X
                   -----                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.


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         Multicanal S.A. Extends APE Solicitation and Cash Tender Offer

BUENOS AIRES, May 1, 2003 - Multicanal S.A. (the "Company") today announced that it is extending its solicitation (the "APE Solicitation") from holders of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009,
Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt") of powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE") until 5:00 p.m., New York City time, on May 9, 2003, unless further extended by the Company in its sole discretion.

The Company also announced today that it is extending until 5:00 p.m., New York City time, on May 9, 2003, unless further extended by the Company in its sole discretion, its offer to purchase for cash (the "Cash Tender Offer") U.S.$100 million of its Existing Debt at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase.

As of 5:00 p.m. today, New York City time, holders of approximately U.S.$289.97 million or 55% principal amount of Existing Debt in the aggregate have either tendered in the Cash Tender Offer or agreed to participate in the APE Solicitation.

Holders of Existing Debt that wish to withdraw from the APE Solicitation or the Cash Tender Offer, as the case may be, shall have the right to do so until 5:00 p.m., New York City time, on May 9, 2003, in accordance with the procedures specified in the APE Solicitation or the Cash Tender Offer, as the case may be.

The APE Solicitation
--------------------

Upon approval (homologacion) of the APE by the Bankruptcy Court (the "Court Approval"), each holder that accepted the APE Solicitation will receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either (i) U.S.$1,000 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or (ii) U.S.$315 principal amount of either (A) the Company's 7% 7-Year Notes (the "7-Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 598 of the Company's class C shares of common stock (the "Class C Shares"). The Company is seeking to (i) exchange approximately U.S.$100 million principal amount of its Existing Debt for U.S.$100 million of 10-Year Notes, (ii) exchange U.S.$157.4 million principal amount of its Existing Debt for U.S.$102.3 million of its 7-Year Notes and capitalize approximately U.S.$167.4 million principal amount of its Existing Debt. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE. As of 5:00 p.m. today, New York City time, holders of approximately U.S.$142.4 million principal amount or, after giving effect to the Cash Tender Offer at the level provided as a condition to the APE, 33.3% principal amount, of Existing Debt have agreed to participate in the APE Solicitation. The APE Solicitation will remain in all respects subject to all terms and conditions described in the Solicitation Statement dated February 7, 2003, as amended and supplemented by the Supplement to Solicitation Statement dated March 26, 2003.

The Cash Tender Offer
---------------------

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is tendered for purchase in the Cash Tender Offer. As of 5:00 p.m. today, New York City time, approximately U.S.$147.6 million principal amount of Existing Debt has been tendered in the Cash Tender Offer.

The Cash Tender Offer will remain subject to all terms and conditions described in the Offer to Purchase dated January 31, 2003, as amended and supplemented by the Supplement to Offer to Purchase dated March 26, 2003.

The Proposed Restructuring
--------------------------

The APE Solicitation and the Cash Tender Offer afford the Company's creditors an opportunity to achieve a restructuring of the Company's Existing Debt on a consensual basis. The Company believes that the APE procedure presents important advantages for the Company as well as its creditors by avoiding the complexities and costs of the concurso preventivo process. Furthermore, the Company 's current proposal is substantively responsive to the interests of all of its stakeholders under the current circumstances and addresses concerns raised by certain of the Company's creditors after the proposal was initially launched. To date, however, creditors holding in excess of 33% of the Company's Existing Debt have not yet consented to the Company's offer. Certain of these creditors have approached the Company to demand further modifications to the Company's proposal, which modifications, in the Company's view, would render the success of a consensual restructuring highly unlikely.

The Company remains committed to preserving the continuity of its operations. This long-term objective, however, requires that the Company's Existing Debt be adequately restructured, whether pursuant to an APE or, if the support required to effect an APE is not forthcoming, any other means available to the Company under the existing legal framework. The Company continues to evaluate its options and will weigh the significance of a shortfall in the necessary support for an APE by May 9, 2003 in light of the then prevailing circumstances.

                                      * * *

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE, IF APPROVED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE APE OR SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

The Information Agent for both the Cash Tender Offer and the APE Solicitation is D.F. King & Co., Inc. and its telephone number is (212) 493-6920. The Depositary for the Cash Tender Offer and the Exchange Agent for the APE Solicitation is JPMorgan Chase Bank and its telephone number is (212) 623-5162.

                                      * * *


                This extension notice is dated as of May 1, 2003.


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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             MULTICANAL S.A.



Buenos Aires, Argentina, May 1, 2003      By: /s/ Adrian Meszaros
                                                 -----------------------
                                                 Adrian Meszaros
                                                 Chief Financial Officer